SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number: 333-174780

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

365 Bloor Street East, 12th Floor, Toronto, Ontario Canada M4W 3L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Item 2.02 Results of Operations and Financial Condition.
On October 22, 2015, Postmedia Network Canada Corp. (the “registrant”) issued a press release announcing its results of operations and financial condition as of and for the three months and years ended August 31, 2015 and 2014.  A copy of that press release is hereby furnished as Exhibit 99.3 to this report on Form 6-K. The registrant also issued its Consolidated Financial Statements and Management’s Discussion and Analysis for the years ended August 31, 2015, 2014 and 2013.  Those documents are filed as Exhibits 99.1 and 99.2, respectively, to this report on Form 6-K.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

The documents listed below as Exhibits 99.1 and 99.2 are being filed with this report on Form 6-K and with the Securities and Exchange Commission:

Exhibit 99.1	Consolidated Financial Statements of the registrant for the years ended August 31, 2015, 2014 and 2013.

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2015, 2014 and 2013.

The document listed below as Exhibit 99.3 is being furnished, not filed, with this report on Form 6-K and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.3	Press release dated October 22, 2015.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: October 22, 2015.

EXHIBIT INDEX

Exhibit 99.1	Consolidated Financial Statements of the registrant for the years ended August 31, 2015, 2014 and 2013.

Exhibit 99.2	Management’s Discussion and Analysis of the registrant for the years ended August 31, 2015, 2014 and 2013.

Exhibit 99.3	Press release dated October 22, 2015.